

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Ofer Gonen
Chief Executive Officer
MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

      Re: MediWound Ltd.
           Registration Statement on Form F-3
           Filed August 29, 2024
           File No. 333-281843

Dear Ofer Gonen:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences

cc: Michael J. Rosenberg, Esq.